Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010
February 5, 2009

Re:	Johnson Controls, Inc.
Comment letter dated January 29, 2009
Commission File No. 001-05097
Dear Mr. O’Brien:
In response to the comment letter dated January 29, 2009, relating to the review of our Form 10-K for the year ended September 30, 2008, filed on November 25, 2008, the following is Johnson Controls, Inc.’s (“the Company’s”) response to comments (1) through (7).
1. The Commission’s comment was as follows:
Please tell us, and in future filings disclose, the information required by Item 101(a)(1) of Regulation S-K.
We have included in our Overview discussion within the MD&A of our first quarter 10-Q filing for fiscal 2009 and intend to include in our General discussion included in Part I, Item 1 Business section of our future 10-K filings, the following disclosure:
Johnson Controls was originally incorporated in the state of Wisconsin in 1885 as Johnson Electric Service Company to manufacture, install and service automatic temperature regulation systems for buildings. The Company was renamed to Johnson Controls, Inc. in 1974. In 1978, we acquired Globe-Union, Inc., a Wisconsin-based manufacturer of automotive batteries for both the replacement and original equipment markets. We entered the automotive seating industry in 1985 with the acquisition of Michigan-based Hoover Universal, Inc.
2. The Commission’s comment was as follows:
We note the disclosure in the second paragraph on page 16 regarding your stock repurchase program. Please provide to us, and in future filings disclose, the tabular information regarding your stock repurchase program as required by Item 703 of Regulation S-K.
On a quarterly basis, we have provided in tabular format, the information regarding our stock repurchase program within Part II, Item 2, Unregistered Sales of Equity Securities and Use of Proceeds. In the three months ended September 30, 2008, there was no stock repurchase activity. We understand that we must present information regarding stock repurchase activity, if any, during the Company’s fourth fiscal quarter in tabular format in our annual filings and will do so in future filings if applicable; alternatively, we will indicate in our discussion that no such stock repurchase activity took

Mr. Terrence O’Brien
February 9, 2009

place during the fourth quarter. We will continue to disclose in our quarterly filings, the information regarding our stock repurchase program in tabular format.
3. The Commission’s comment was as follows:
We note that your credit rating was recently downgraded. Please tell us, and in future filings, describe the manner in which a credit downgrade affects the terms of your credit agreements or your ability to access the debt capital markets.
The recent credit rating downgrades have not materially affected the capital already committed to the Company prior to these downgrades in terms of cost or availability of capital. The Company is not subject to acceleration of its debt due to a credit rating downgrade. The Company’s credit agreements contain pricing mechanisms based on credit ratings, which were not materially impacted due to the Company’s recent credit rating downgrade. However, the Company believes that pricing of new debt in the capital markets has been negatively affected by the recent downgrade. Please see our response to the Commission’s comment number (5) below for our intended disclosure in future filings related to credit ratings and access to the debt capital markets.
4. The Commission’s comment was as follows:
Please provide a more specific and comprehensive discussion of the terms of any significant covenants within your loan agreements. Please also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted.
Aside from the standard non-financial covenants, such as conduct of business, maintenance of existence, compliance with laws, maintenance of property and disclosures, all of the Company’s credit agreements refer to the same financial covenants:
a) Minimum Consolidated Stockholders’ Equity to remain at all times above $1.31 billion, and

b) Maximum aggregated amount of 10% of Consolidated Stockholders’ Equity for liens and pledges
Under these covenants, consolidated stockholders’ equity is calculated without giving effect to (i) the application of SFAS No. 106 or (ii) the cumulative foreign currency translation adjustment. At September 30, 2008 and December 31, 2008, consolidated stockholders’ equity was $8.6 billion and $7.9 billion, respectively, and there were no amounts for liens or pledges at either period end. The Company believes that its current financial position will enable it to comply with its covenants in the foreseeable future. Please see our response to the Commission’s comment number (5) below for our intended disclosure in future filings related to the Company’s covenants.
5. The Commission’s comment was as follows:
We note your brief discussion of general economic conditions in 2009 that may negatively impact your business. In future filings, please provide a discussion of recent economic events and the specific impacts and risks to your business, if any. Your revised discussion should be comprehensive and address the following:
▪	Explain whether the market for your products, including the lower market-wide demand in housing, new construction and remodeling markets as well as the automotive markets which have impacted your top 3 customers, has had any current or expected future impact on your operations, financial

Mr. Terrence O’Brien
February 9, 2009

position and liquidity. This disclosure should provide detailed information on your operations since September 30, your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information.

▪	Expand your liquidity discussion to address any expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current outstanding debt instruments and related covenant compliance.

▪	Expand MD&A to discuss the impact the current stock market crisis has had on pension plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss. Discuss other significant factors, such as the discount rate assumption and plan settlements. Discuss the impact on your financial position from changes in the fair value of plan assets and actuarial gains or losses. Discuss funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements. In this regard, we note you assume an expected return rate of 8.5% and 50% - 60% of pension plan assets are invested in equity securities as September 30, 2008.

▪	Considering your stock price has declined from $33 per share to $14 per share in 2008 and you have recorded significant impairment and restructuring charges, tell us and disclose how you have assessed long-lived assets, goodwill and intangibles and deferred tax assets for recoverability in this current market environment and whether or not any market conditions in your first quarter 2009 has triggered interim testing. Your revised disclosure should describe the assumptions used, known trends, uncertainties or other factors that will result in, or that are reasonable likely to result in, any material impairment charges in future periods. Given the current economic conditions and the impact it has had on your stock price, operations and assets under management, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results.

▪	Discuss the impact certain commodity prices, such as prices for steel, aluminum, copper and fuel costs, have impacted operations, specifically your inventory balance in a time where demand may be low. To the extent current market conditions may result in an adjustment to your inventory value, please disclose.
In your response to this letter, please provide a detailed description of proposed future disclosure.
The following disclosures have been included in our fiscal 2009 first quarter 10-Q report to address the Staff’s comments noted above. We will continue to include these disclosures in subsequent filings as deemed relevant to current economic conditions and the Company’s circumstances.

Mr. Terrence O’Brien
February 9, 2009

Within our Outlook in the MD&A -
During the first quarter of fiscal 2009, the automotive industry saw further declines as the overall economic environment continued to worsen, and as a result, automotive manufacturers announced further production reductions and plant shut downs. Automotive production has declined by a double digit rate in every region, with virtually every automotive manufacturer affected, including our top four customers, General Motors Corporation, Ford Motor Company, Daimler AG and Toyota Motor Corporation.
In conjunction with the deteriorating economic outlook, residential and commercial construction activity declined in the first quarter of fiscal 2009. The softening in the commercial construction market is primarily concentrated in the office, retail and lodging sectors. Institutional buildings, however, such as government, healthcare and education, remained the strongest sectors of new construction and are the primary focus of the Company’s building efficiency business. Our backlog continued to grow and we are well-positioned to benefit from future potential government energy efficiency programs.
The Company is working to reduce its variable and fixed costs in both automotive experience and power solutions in response to the decline in automotive production volumes. In the fourth quarter of fiscal 2008, the Company announced a restructuring plan intended to improve our cost structure and rebalance production within each regional footprint. Despite the decline in OEM production, we believe that power solutions is well positioned with its strong global market share in the historically more stable aftermarket sector. We continue to work on opportunities to grow with our existing customers, as well as win new accounts.
Additionally, in the first quarter of fiscal 2009, the Company recorded impairment charges in its automotive experience and building efficiency businesses and tax valuation allowances in certain jurisdictions due to the continued industry declines (see Long-Lived Assets in the MD&A below and Note 15 in Part I, Item I of this report). The Company will continue to monitor industry conditions in both the automotive and residential housing markets to assess the need for additional impairment charges or further restructuring actions.
As a result of the global economic uncertainties and industry volatility, on December 16, 2008, the Company withdrew its quarterly and full year guidance for fiscal 2009, as it is difficult to provide meaningful guidance under these conditions. On January 16, 2009, the Company announced it is expecting a net loss in the second quarter of fiscal 2009 similar to the operating loss reported for the first quarter of fiscal 2009, although the Company said that it expected performance to improve in the building efficiency and power solutions businesses in the second quarter. However, the Company reaffirmed that it will not reinstate full year fiscal 2009 guidance due to continued industry volatility and economic uncertainties.
Within Liquidity and Capital Resources in the MD&A:
The Company believes its capital resources and liquidity position at December 31, 2008, were adequate to meet projected needs. The Company believes requirements for working capital, capital expenditures, dividends, minimum pension contributions, debt maturities and any potential acquisitions in fiscal 2009 will continue to be funded from operations, supplemented by short- and long-term borrowings, if required. The Company currently manages its short-term debt position in the U.S. and euro commercial paper markets and bank loan markets. The Company has experienced uninterrupted access in the U.S. commercial paper market, while the euro market periodically closes for U.S. multinationals. The Company continues to adjust its commercial paper maturities and issuance levels given market reactions to industry events and changes in the Company’s credit rating. Further downgrades in our credit rating could negatively impact our access to the commercial paper market. In the event the Company is unable to issue commercial paper, it would have the ability to

Mr. Terrence O’Brien
February 9, 2009

draw on its $2.05 billion revolving credit facility, which expires December 2011. The Company does not have any significant debt maturities until fiscal 2011. As such, the Company believes it has sufficient financial resources to fund operations and meet its obligations for the foreseeable future.
The Company’s debt financial covenants require a minimum consolidated stockholders’ equity of at least $1.31 billion at all times and allow a maximum aggregated amount of 10% of consolidated stockholders’ equity for liens and pledges. For purposes of calculating the Company’s covenants, consolidated stockholders’ equity is calculated without giving effect to (i) the application of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” or (ii) the cumulative foreign currency translation adjustment. As of December 31, 2008, consolidated stockholders’ equity as defined per our covenants was $7.9 billion and there were no outstanding amounts for liens and pledges. The Company expects to be in compliance with all covenants and other requirements set forth in its credit agreements and indentures in the foreseeable future. None of the Company’s debt agreements limit access to stated borrowing levels or require accelerated repayment in the event of a decrease in the Company’s credit rating.
The key financial assumptions used in calculating the pension liability are determined annually, or whenever plan assets and liabilities are re-measured as required under accounting principles generally accepted in the U.S., including the expected rate of return on our plan assets. Our most recent actuarial valuation utilized an expected rate of return of 8.5% and 5.5% for U.S. and non-U.S. plans, respectively. Given the recent credit market crisis and losses in equity markets, the Company anticipates the actual rate of return will likely be well below this rate in fiscal 2009. However, we still believe the long-term rate of return will approximate 8.5% and 5.5% for U.S. and non-U.S. plans, respectively. Any differences between actual results and the expected long-term asset returns will be reflected in other comprehensive income and amortized to pension expense in future years. The Company’s U.S. minimum funding requirement for the remainder of fiscal 2009, and through the first quarter of fiscal 2010, is approximately $21 million per quarter. The Company also monitors its non-U.S. plans’ funded status and meets all minimum funding requirements. The Company is reviewing the annual incremental funding requirements for its non-U.S. plans resulting from the recent global equity market performance to determine if additional funding is required. During the first quarter of fiscal 2009, the Company made incremental discretionary pension contributions of approximately $75 million.
Within Long-Lived Assets in the MD&A and footnotes to the financial statements (to address the impairment charges the Company announced on January 16, 2009):
The Company reviews its deferred tax asset valuation allowances on a quarterly basis. In determining the potential need for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to the Company’s valuation allowances may be necessary.
The Company has certain subsidiaries, mainly located in Brazil, France, Italy, Mexico, Spain, United Kingdom and the United States, which have generated operating and/or capital losses and, in certain circumstances, have limited loss carryforward periods. In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” the Company is required to record a valuation allowance when it is more likely than not the Company will not utilize deductible amounts or net operating losses for each legal entity or consolidated group based on the tax rules in the applicable jurisdiction, evaluating both positive and negative historical evidences as well as expected future events and tax planning strategies.

Mr. Terrence O’Brien
February 9, 2009

In the first quarter of fiscal 2009, the Company performed an analysis of its worldwide deferred tax assets. As a result of the rapid deterioration in the economic environment, several jurisdictions incurred unexpected losses in the first quarter that resulted in cumulative losses over the prior three years. As a result, and after considering tax planning strategies and other positive and negative evidence, the Company determined that it was more likely than not that the deferred tax assets would not be utilized in several jurisdictions including France, Mexico, Spain and the United Kingdom. Therefore, the Company recorded $300 million of valuation allowances as income tax expense. To the extent the Company improves its underlying operating results in these jurisdictions, these valuation allowances, or a portion thereof, could be reversed in future periods.
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analyses in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset group is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value. At December 31, 2008, in conjunction with the preparation of its financial statements, the Company concluded it had a triggering event requiring assessment of impairment of its long-lived assets due to the significant declines in the North American and European segments’ sales volumes. As a result, the Company reviewed its long-lived assets for impairment and recorded a $110 million impairment charge in the first quarter of fiscal 2009, of which $77 million related to the North American automotive experience segment and $33 million related to the European automotive experience segment.
The Company reviews its equity investments for impairment whenever there is a loss in value of an investment which is other than a temporary decline. The Company conducts its equity investment impairment analyses in accordance with the Accounting Principles Board (APB) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” APB Opinion No. 18 requires the Company to record an impairment charge for a decrease in value of an investment when the decline in the investment is considered to be other than temporary. At December 31, 2008, in conjunction with the preparation of its financial statements, the Company concluded it had a triggering event requiring assessment of impairment of its equity investment in a 48%-owned joint venture with U.S. Airconditioning Distributors, Inc. (U.S. Air) due to the significant decline in North American residential housing construction starts, which has significantly impacted the financial results of the equity investment. The Company reviewed its equity investment in U.S. Air for impairment and as a result, recorded a $152 million impairment charge within its North American unitary products segment in the first quarter of fiscal 2009.
The Company reviews goodwill for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs impairment reviews for its reporting units, which have been determined to be the Company’s reportable segments, using a fair-value method based on management’s judgments and assumptions or third party valuations. The fair value represents the amount at which a reporting unit could be bought or sold in a current transaction between willing parties on an arms-length basis. In estimating the fair value, the Company uses multiples of earnings based on the average of historical, published multiples of earnings of comparable entities with similar operations and economic characteristics. The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. At

Mr. Terrence O’Brien
February 9, 2009

December 31, 2008, in conjunction with the preparation of its financial statements, the Company concluded it had a triggering event requiring the assessment of impairment of goodwill in the automotive experience North America and Europe segments and the building efficiency unitary products group segment due to the rapid declines in the automotive and construction markets. As a result, the Company performed impairment testing for goodwill and determined that fair values of the reporting units exceed their carrying values and no impairment existed at December 31, 2008. To further support the fair value estimates of the automotive experience North America and building efficiency unitary products group segments, the Company prepared a discounted cash flow analysis that also indicated the fair value exceeded the carrying value for each segment. The assumptions supporting the estimated future cash flows of the reporting units, including profit margins, long-term sales forecasts and growth rates, reflect the Company’s best estimates. The assumptions related to automotive experience sales volumes reflect the expected continued automotive industry decline with a return to fiscal 2008 volume production levels by fiscal 2013. The assumptions related to the construction market sales volumes reflect steady growth beginning in fiscal 2010.
The Company concluded there were no other impairments at December 31, 2008. The Company will continue to monitor developments in the automotive and North American residential HVAC industries as future adverse developments in these industries could lead to additional impairment charges.
Within the Segment Analysis section in the MD&A – The Company continually evaluates its inventory values to ensure they are recorded at the lower of cost or market. We attempt to manage the impact of changing commodity prices through commercial terms with our customers and commodity hedging strategies, as necessary. The automotive experience and building efficiency businesses were not materially impacted by fluctuating commodity prices due to lower inventory levels and cost recoveries within our customer contracts. As of December 31, 2008, the power solutions business had to record an adjustment to inventory as a result of significantly changing commodity prices. As such, we are disclosing the impact from commodity prices on inventory related to power solutions in the Segment Analysis in our 10-Q filing for the three month period ended December 31, 2008 as follows:
Segment income decreased due to lower volumes, the unfavorable impact of foreign currency translation and the negative impact of lead and other commodity costs not recovered through pricing. The Company has pricing agreements with many of its customers to pass through changes in lead costs. However, due to the recent rapid decline in lead price levels and an increase in our inventory of used batteries caused primarily by a temporary reduction in internal and external lead recycling capacity, we were unable to recover all of our costs through our normal pricing agreements. We do not believe that an impact of this magnitude (approximately $50 million) will recur. These negative factors were partially offset by higher equity income from joint ventures and lower SG&A expenditures due to cost containment measures.
6. The Commission’s comment was as follows:
In future filings, please revise the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. In this regard, we note the language “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” has been omitted from section 4 of the certifications.
We have made this correction to our certifications pages, which is reflected in our first quarter fiscal 2009 10-Q report and will be included in all future filings.

Mr. Terrence O’Brien
February 9, 2009

7. The Commission’s comment was as follows:
We note that the company sets the total direct compensation opportunity based on the 50th percentile of its compensation peer group, but that total compensation may differ from the benchmarking percentile based on other factors. Please tell us, and in future filings, disclose the actual percentiles for total compensation. To the extent it differs from the benchmarking percentile, please tell us, and in future filings, disclose the reason for the difference.
As stated in the CD&A within our proxy statement, we generally set the total direct compensation opportunity based on the 50th percentile of our Compensation Peer Group. For fiscal 2008, we adjusted individual percentiles based on our named executive officers’ respective scope of responsibilities, leadership abilities, experience, effectiveness and succession plans. These factors resulted in variations from the 50th percentile, but did not materially change the basis on which we set the total direct compensation opportunity. Actual percentiles for total compensation for our named executive officers for fiscal 2008 ranged from the 50th percentile to the 75th percentile of the benchmarking data. We will expand disclosure in future filings in response to this comment.
In addition, as requested by the Commission, the Company acknowledges the following representations:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have appreciated the opportunity to provide additional clarification on the comments raised in your correspondence and to improve the overall disclosure in our future filings with the Commission. If there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.
Very truly yours,
JOHNSON CONTROLS, INC.
/s/ R. Bruce McDonald
R. Bruce McDonald
Executive Vice President and
Chief Financial Officer